United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 1 )

                          National Atlantic Holdings Corporation
                                      (Name of Issuer)


                                         Common Stock
                               (Title of Class of Securities)


                                         63253Y-10-7
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                    September 22, 2006
                 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240. Rule 13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box:    [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 1
                                            SEPTEMBER 26, 2006




1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK IF DISCLOSURE OF LEGAL                         [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                             923,584
8.       SHARED VOTING POWER                                 0
9.       SOLE DISPOSITIVE POWER                        923,584
10.      SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         923,584

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2%

14.      TYPE OF REPORTING PERSON
         [HC]















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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 1
                                            SEPTEMBER 26, 2006





ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, $0.01 par value (the "Shares"), of National Atlantic Holdings Corporation (the "Issuer"), a corporation formed under the laws of New Jersey. The principal executive offices of the Issuer are located at 4 Paragon Way, Freehold, NJ 07728.



ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person" or "Commerce"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street, Webster, MA 01570.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase shares listed in Item 5(a) was working capital.



ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Issuer's reports with the Securities and Exchange Commission report that 11,259,100 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 8.2% of the Fund's outstanding Shares.






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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 1
                                            SEPTEMBER 26, 2006


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER - continued

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 923,584 shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 8.2% of the outstanding Shares.

                                             Shares               Cost

   The Commerce Insurance Company           923,584          $10,090,024


     (c) Since the filing of the most recent Schedule 13D, the Reporting Person has effected no transactions in the Common Stock of the Issuer.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     In the process of evaluating a potential transaction, the Reporting Person and the Issuer have signed a Confidentiality and Standstill Agreement as of September 22, 2006. A copy of the agreement is attached as Exhibit 99.1.

     The agreement, in part, requires that until September 22, 2008 each party and its affiliates shall not directly or indirectly without the prior consent of the Board of Directors of the other party hereto (i) in any manner acquire, agree to acquire or make any proposal to acquire any additional securities or property of such other party or any of its subsidiaries, (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of such other party or any of its subsidiaries, (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of such other party, or if its subsidiaries, except for any "group" comprised solely if affiliates of such party, (iv) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of such other party, (v) disclose any intention, plan or arrangement inconsistent with the foregoing (other than in accordance with the Legal Exception), or
(vi) advise, assist or encourage any other persons in connection with any of the foregoing.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 99.1

          Confidentiality and Standstill Agreement

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CUSIP No.: 63253Y-10-7                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 1
                                            SEPTEMBER 26, 2006





                                          SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2006                        THE COMMERCE GROUP INC.






                                      /s/ Robert E. McKenna
                                          Robert E. McKenna
                                          Treasurer and Chief Accounting
                                           Officer
























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